SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☑      Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  ☐      No  ☑

Table of Contents

1.	Press release of June 9, 2003

2.	Press release of June 17, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces resolutions of the Annual General Meeting held on 6 June 2003

Athens, Greece — June 9, 2003 — The Annual General Meeting of the shareholders of Coca-Cola Hellenic Bottling Company S.A. (ASE: EEEK, NYSE:CCH, LSE:CCB, ASX:CHB) which was held in Athens, Greece on 6 June 2003 took the following decisions:

1.	Approved the Management Report by the Board of Directors and the Audit Certificate of the Chartered Auditor-Accountant on the Financial Statements and activities for the fiscal year ended on 31.12.2002.

2.	Approved the annual Financial Statements for the fiscal year ended on 31.12.2002 (Balance Sheet, Profit and Loss Account Statement, Table of Distribution of Earnings, Schedule) and the Consolidated Financial Statements.

3.	Released the members of the Board of Directors and the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2002.

4.	Approved the remuneration of the members of the Board of Directors for their participation in the meetings of the BoD and their services to the company for the fiscal year 2002 and pre-approved their remuneration for the fiscal year 2003.

5.	Elected PricewaterhouseCoopers as the Certified Auditors for the fiscal year 2003.

6.	Approved the distribution of a dividend of Euro 0.19 per share for the fiscal year 2002, with the date of the Meeting (6 June 2003) being the Record Date for payment of the dividend.

7.	Approved the adoption of a stock option plan for executives of the Company and its affiliate companies, in accordance with article 13, para. 9 of Codified Law 2190/1920.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. The company employs more than 35,000 people and is listed on the stock exchanges of Athens, London, Sydney and New York.

INQUIRIES:

Company Contacts: Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Alastair Hetherington FD Athens	Tel: ++30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
announces the payment of dividends for the fiscal year 2002

Athens, Greece — 17 June 2003 — Coca-Cola Hellenic Bottling Company S.A. (ASE: EEEK, NYSE:CCH, LSE:CCB, ASX:CHB) announced that according to the decision of the Annual General Meeting of Shareholders which was held in Athens, Greece on 6 June 2003, the dividend for the fiscal year 2002 is euro 0.19 per share.

The record date is 6 June 2003. Starting 9 June 2003, shares are trading on the Athens Stock Exchange ex-dividend.

Dividend payments will begin on Monday 23 June 2003 through submission of the relevant Central Securities Depository certificates by shareholders or their brokers or financial institutions. The dividend payments will take place through the EFG Eurobank Ergasias branch network.

Brokers and financial institutions that represent shareholders are kindly requested to contact Mrs Kiki Alafogianni at EFG Eurobank Ergasias, Trustee Directorate, Corporate Action Department, 5 Santaroza, 3rd floor, Athens tel: 210 335 7149.

Dividend payments will take place through the EFG Eurobank Ergasias branch network until 31 December 2003. After this date, payment of dividends will only be made through the Company’s Central Offices.

For the dividend payment shareholders need to submit the following:

–	Central Securities Depository Certificate of beneficiary ownership of Bearer Securities dividend

–	Police Department Identification Card

–	Tax Registration Number and the relevant Tax Office

Payment of dividends will only be made to a third party if a power-of-attorney of the beneficiary including the above documents is submitted and verified for signature authenticity by the Police or other Authority.

Payment of past dividends for the fiscal years of 1997-2001 continues through the Company’s Central Offices, at 9 Fragoklissias, 15125 Maroussi (please contact Mrs. V. Konsta, tel: 210 6183 208).

–	Fiscal year 1997 dividend (dividend coupon no 11)

–	Fiscal year 1998 dividend (dividend coupon no 12)

–	Fiscal year 1999 dividend (fiscal year 1999 Central Securities Depository certificate)

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

–	Fiscal year 2000 dividend (fiscal year 2000 Central Securities Depository certificate)

–	Fiscal year 2001 dividend (fiscal year 2001 Central Securities Depository certificate)

The procedure for the dematerialization and sale of the shares of the Company has been completed. Shareholders who have not dematerialized their shares may, after submitting them to the Company’s Central Offices, obtain a certificate to submit to the Escrow and Loans Fund and collect the relevant amount from the sale.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. The company employs more than 35,000 people and is listed on the stock exchanges of Athens, London, Sydney and New York.

INQUIRIES:

Company Contacts:
Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

Coca-Cola HBC Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 e-mail: thalia.chantziara@cchbc.com

European Press Contact: Alastair Hetherington FD Athens	Tel: ++30 210 725 8194 Mobile: +30 694 775 2284 e-mail: alastair.hetherington@fd.com

U.S. Press Contact: Brian Maddox FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: July 18, 2003